FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

Fosters Brewing Group

PRESS RELEASE
AMENDMENT TO HALF YEAR RESULTS

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited on 10 February 2004.

TOTAL PAGES: 4

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

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FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

10 February, 2004

Reclassification of reported interest bearing liabilities

The 31 December 2003 statement of financial position of Foster's Group Limited reported in Appendix 4D contained a misclassification between "current" and "non-current" interest bearing liabilities. The following are amended pages 3 of Appendix 4D and page 13 of the Profit report. The amendment is summarised as follows:

	Previously Reported $m	Revised $m
Interest bearing liabilities		
- Current	1,443.2	256.7
- Non-current	740.3	1,926.8
Total interest bearing liabilities	2,183.5	2,183.5

Further information:

Media:
Nicole Devlin
Manager, Corporate Affairs
+613 9633 2261
0418 202 375

Investor Relations:
Robert Porter
Vice President, Investor Relations
+613 9633 2560
0407 391 829

Balance Sheet

As at 31 December	2003 $m	2002 $m
Current assets		
Continuing operations	4,093.7	2,820.0
Discontinued operations	31.1	124.9
Total current assets	4,124.8	2,944.9
Non-current assets		
Continuing operations	5,622.4	6,289.5
Discontinued operations	-	708.5
Total non-current assets	5,622.4	6,998.0
Total assets	**9,747.2**	**9,942.9**
represented by:		
Australian Beer	2,020.1	1,925.4
International Beer	246.3	261.2
Wine	4,463.4	5,414.9
Property and Investments	281.6	282.7
Corporate (incl. tax and cash balances)	2,704.7	1,291.8
Continuing operations	**9,716.1**	**9,176.0**
Discontinued operations	31.1	766.9
	9,747.2	**9,942.9**
Current liabilities		
Continuing operations	2,551.7	2,250.8
Discontinued operations	40.5	60.4
Total current liabilities	2,592.2	2,311.2
Non-current liabilities		
Continuing operations	2,402.5	3,075.8
Discontinued operations	-	9.6
Total non-current liabilities	2,402.5	3,085.4
Total liabilities	**4,944.7**	**5,396.6**
Total equity	**4,752.5**	**4,546.3**
Net debt	684.3	3,283.1
Gearing 31 December (%)	14.4%	72.2%
Gearing post off-market buy-back payment (%)	28.5%	
EBITAS interest cover (times)	15.5	7.3

2. Consolidated statement of financial position

	At End of Current Period			As Shown in Last Annual Report			As in Last Half Yearly Report		
	Continuing $m	Discontinued $m	Total $m	Continuing $m	Discontinued $m	Total $m	Continuing $m	Discontinued $m	Total $m
Current Assets									
Cash assets	1,499.2	-	1,499.2	331.8	25.8	357.6	167.6	66.5	234.1
Receivables	1,521.4	-	1,521.4	1,421.0	8.3	1,429.3	1,370.4	7.6	1,378.0
Inventories	1,027.2	31.1	1,058.3	1,123.0	36.3	1,159.3	1,228.5	47.7	1,276.2
Other current assets	45.9	-	45.9	54.8	0.3	55.1	53.5	3.1	56.6
Total Current Assets	4,093.7	31.1	4,124.8	2,930.6	70.7	3,001.3	2,820.0	124.9	2,944.9
Non-Current Assets									
Receivables	90.0	-	90.0	102.7	-	102.7	123.7	-	123.7
Investments accounted for using the equity method	78.5	-	78.5	89.7	-	89.7	70.8	-	70.8
Other financial assets	79.4	-	79.4	1.9	-	1.9	2.5	-	2.5
Inventories	551.8	-	551.8	571.8	-	571.8	617.9	-	617.9
Property, plant and equipment	1,977.6	-	1,977.6	2,086.5	685.3	2,771.8	2,274.6	667.5	2,942.1
Agricultural assets	282.4	-	282.4	328.5	-	328.5	356.6	-	356.6
Intangible assets	2,254.3	-	2,254.3	2,382.8	50.6	2,433.4	2,547.6	41.0	2,588.6
Deferred tax assets	276.5	-	276.5	247.7	-	247.7	234.4	-	234.4
Other non-current assets	31.9	-	31.9	40.1	-	40.1	61.4	-	61.4
Total Non-Current Assets	5,622.4		5,622.4	5,851.7	735.9	6,587.6	6,289.5	708.5	6,998.0
Total Assets	9,716.1	31.1	9,747.2	8,782.3	806.6	9,588.9	9,109.5	833.4	9,942.9
Current Liabilities									
Payables	2,065.9	40.5	2,106.4	1,230.6	29.9	1,260.5	1,187.0	49.7	1,236.7
Interest bearing liabilities	256.7	-	256.7	770.9	-	770.9	892.8	-	892.8
Current tax liabilities	123.6	-	123.6	107.7	-	107.7	109.4	-	109.4
Provisions	105.5	-	105.5	118.7	13.0	131.7	61.6	10.7	72.3
Total Current Liabilities	2,551.7	40.5	2,592.2	2,227.9	42.9	2,270.8	2,250.8	60.4	2,311.2
Non-Current Liabilities									
Payables	130.0	-	130.0	183.8	-	183.8	83.9	-	83.9
Interest bearing liabilities	1,926.8	-	1,926.8	2,234.3	-	2,234.3	2,624.4	-	2,624.4
Deferred tax liabilities	271.8	-	271.8	326.3	-	326.3	289.7	-	289.7
Provisions	73.9	-	73.9	74.4	6.2	80.6	77.8	9.6	87.4
Total Non-Current Liabilities	2,402.5		2,402.5	2,818.8	6.2	2,825.0	3,075.8	9.6	3,085.4
Total Liabilities	4,954.2	40.5	4,994.7	5,046.7	49.1	5,095.8	5,326.6	70.0	5,396.6
Net Assets	4,761.9	(9.4)	4,752.5	3,735.6	757.5	4,493.1	3,782.9	763.4	4,546.3
Equity									
Contributed equity	3,669.1	-	3,669.1	3,511.9	-	3,511.9	3,481.6	-	3,481.6
Reserves	(107.0)	-	(107.0)	18.3	-	18.3	16.5	-	16.5
Retained profits	1,152.8	(9.4)	1,143.4	153.2	757.5	910.7	230.7	763.4	994.1
Equity attributable to members of the parent entity	4,714.9	(9.4)	4,705.5	3,683.4	757.5	4,440.9	3,728.8	763.4	4,492.2
Outside equity interests in controlled entities	47.0	-	47.0	52.2	-	52.2	54.1	-	54.1
Total Equity	4,761.9	(9.4)	4,752.5	3,735.6	757.5	4,493.1	3,782.9	763.4	4,546.3